
05038335

BD 3/15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43113

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Busey Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

502 West Windsor Road
(No. and Street)

Champaign	Illinois	61820
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barbara J. Harrington (217) 365-4500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION


SEC
FEB 2 8 2005
WASH. DC

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

1806 Fox Drive, Suite B	Champaign	Illinois	61820
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

E

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3-14

OATH OR AFFIRMATION

I, Curt A. Anderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Busey Securities, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title

Elizabeth M. Owen

Notary Public


"OFFICIAL SEAL"
ELIZABETH M. OWEN
Notary Public, State of Illinois
My Commission Expires 08/21/05

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

First Busey Securities, Inc.

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
First Busey Securities, Inc.
Champaign, Illinois

We have audited the accompanying statement of financial condition of First Busey Securities, Inc., a wholly-owned subsidiary of First Busey Corporation, as of December 31, 2004 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of First Busey Securities, Inc. as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Champaign, Illinois
February 4, 2005

First Busey Securities, Inc.

Statement of Financial Condition
December 31, 2004

Assets		
Cash and cash equivalents	$	1,392,312
Due from clearing broker		220,404
Other receivables		11,869
Security deposit		35,000
Equipment, less accumulated depreciation of $166,679		122,194
Income tax receivable		13,718
Total assets	$	1,795,497
Liabilities and Stockholder's Equity		
Liabilities		
Accrued expenses	$	58,591
Deferred income taxes		13,561
Total liabilities		72,152
Stockholder's Equity		
Common stock, $100 par value; authorized 100,000 shares; issued and outstanding 500 shares		50,000
Additional paid-in capital		460,000
Retained earnings		1,213,345
Total stockholder's equity		1,723,345
Total liabilities and stockholder's equity	$	1,795,497

See Notes to Statement of Financial Condition.

Note 1. Nature of Business and Significant Accounting Policies

First Busey Securities, Inc. (the Company) is an Illinois corporation conducting business as a broker/dealer in securities and serving customers located primarily in Champaign County.

The Company is a wholly-owned subsidiary of Busey Investment Group, Inc., Champaign, Illinois. Busey Investment Group is a wholly-owned subsidiary of First Busey Corporation, a financial holding company.

The Company is subject to the full provisions of rule 15c3-3 of the Securities and Exchange Commission, however, it operates as if it were complying with the provisions of paragraph (k)(2)(ii) of rule 15c3-3. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

The following is a summary of the Company's significant accounting policies:

Cash equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents to include funds invested in short-term money-market mutual funds.

Revenue recognition

Security transactions and related revenue and expenses are recorded on a trade date basis. Commission income and related expenses for transactions executed are recorded as of the date of the trade. The Company's commissions receivable are from its clearing broker/dealer.

Security deposit

The Company has a required deposit of $35,000 with their clearing broker/dealer for processing transactions.

Equipment

Equipment is stated at cost less accumulated depreciation. Depreciation is computed principally by the straight-line method over the estimated useful lives of the assets.

Income taxes

Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company computes its income tax liability on a separate return basis, although income taxes are filed on a consolidated basis with First Busey Corporation.

Accounting estimates

In preparing the financial statements in conformity with generally accepted accounting principles in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates.

Impact of new financial accounting standards

The Financial Accounting Standards Board (FASB) has issued Statement No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity*. Statement No. 150 requires that certain freestanding financial instruments be reported as liabilities in the balance sheet. Depending on the type of financial instrument, it will be accounted for at either fair value or the present value of future cash flows determined at each balance sheet date with the change in that value reported as interest expense in the statement of operations. Prior to the application of Statement No. 150, either those financial instruments were not required to be recognized, or if recognized were reported in the balance sheet as equity and changes in the value of those instruments were normally not recognized in net income. This Statement is currently effective for public companies and non-public companies required to file financial statements with the Securities and Exchange Commission. Adoption of this statement did not have a significant effect on the accompanying financial statements.

Note 2. Related Party Transactions

The Company maintains a deposit account with Busey Bank, a wholly owned subsidiary of its parent, First Busey Corporation. The amount of cash on deposit as of December 31, 2004 and 2003 was $52,398 and $26,783, respectively.

The Company leases property and equipment under operating lease agreements with Busey Bank expiring on December 31, 2004, which has been renewed to December 31, 2005. Total rent expense for the years ended December 31, 2004, 2003 and 2002 was $83,004, $78,166 and $81,925, respectively. The 2005 lease obligation is $79,000. Two of the leases included in the 2005 obligation are based on a percentage of commissions. The Company has estimated the 2005 obligation based on 2004 annual commissions. This represents the Company's net estimate of the 2005 obligation.

The Company has entered into an agreement with First Busey Corporation to provide auditing, consulting and accounting services. Total service expense for the years ended December 31, 2004, 2003 and 2002 was $87,000, $84,000 and $84,000, respectively. The 2005 auditing, consulting and accounting service obligation is $105,000.

The Company has adopted and participates in the profit-sharing plan and employee stock ownership plan of First Busey Corporation. See Note 4.

Note 3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company had net capital and net capital requirements of $1,334,992 and $50,000, respectively. The Company's aggregate indebtedness to net capital ratio was 0.05 to 1.

Note 4. Employee Benefit Plans

All full-time employees who meet certain age and length of service requirements are eligible to participate in First Busey Corporation's profit-sharing plan and employee stock ownership plan. The contributions by the Company to the plans, if any, are determined solely by the Boards of Directors of First Busey Corporation and its subsidiaries and in no case may the annual contributions be greater than the amounts deductible for federal income tax purposes for that year. The rights of the participants vest ratably over a seven-year period. The employer contributions to the employee benefit plans for the years ended December 31, 2004, 2003 and 2002 were $65,000, $84,000 and $84,000, respectively.

Note 5. Income Taxes

The net deferred tax liability of $13,561 and $18,212 as of December 31, 2004 and 2003, respectively, is the tax effect of the temporary differences resulting from basis in equipment and accrued vacation expense.

Note 6. Financial Instruments With Off-Balance-Sheet Credit and Market Risk

Customer securities and futures transactions are introduced to and cleared through clearing brokers. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. In conjunction with the clearing brokers, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary. Pursuant to the Company's clearing agreement, the Company is required to maintain a deposit with the clearing organization.

The Company does not anticipate nonperformance by customers or its clearing brokers. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.